February 7, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Roger Schwall
Jerard Gibson

Re:	Black Ridge Oil & Gas, Inc.
Registration Statement on Form S-1
(File No. 333-222243)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Black Ridge Oil & Gas, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be made effective at 4:00 p.m., Washington D.C. time, on February 9, 2018, or as soon thereafter as practicable.

Very truly yours,

/s/ Ken DeCubellis

Ken DeCubellis

Chief Executive Officer

cc:	Jill R. Radloff (Stinson Leonard Street LLP)

Bryan J. Pitko (Stinson Leonard Street LLP)